EXHIBIT 99.1

Equinor ASA: Announcement of cash dividend per share in NOK for second quarter 2023

Equinor ASA (OSE: EQNR, NYSE: EQNR) announced on 26 July 2023 an ordinary cash dividend per share of USD 0.30 and an extraordinary cash dividend per share of USD 0.60 for second quarter 2023. The NOK cash dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 15 November 2023, in total seven business days.

Average Norges Bank fixing rate for this period was 10.9466. Total cash dividend for second quarter 2023 of USD 0.90 per share is consequently NOK 9.8519 per share.

On 28 November 2023, the cash dividend will be paid to relevant shareholders on Oslo Børs (Oslo Stock Exchange) and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.